EXHIBIT 12.2

First BanCorp

Computation of Ratio of Earnings to Fixed Charges and Preference Dividends

Year Ended December 31, 2011
Including Interest on Deposits

Earnings:
Pre-tax loss from continuing operations	$(72,910)
Plus:
Fixed Charges (excluding capitalized interest)	265,275

Total Earnings	$192,365

Fixed Charges:
Interest expensed and capitalized	$261,896
Amortized premiums, discounts, and capitalized expenses related to indebtedness	40
An estimate of the interest component within rental expense	3,339

Total Fixed Charges before preferred dividends	265,275

Preferred dividends	22,537
Ratio of pre tax income to net income	1.000

Preferred dividend factor	22,537

Total fixed charges and preferred stock dividends	$287,812

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A)

Excluding Interest on Deposits

Earnings:
Pre-tax loss from continuing operations	$(72,910)
Plus:
Fixed Charges (excluding capitalized interest)	73,548

Total Losses	$638

Fixed Charges:
Interest expensed and capitalized	$70,169
Amortized premiums, discounts, and capitalized expenses related to indebtedness	40
An estimate of the interest component within rental expense	3,339

Total Fixed Charges before preferred dividends	73,548

Preferred dividends	22,537
Ratio of pre tax income to net income	1.000

Preferred dividend factor	22,537

Total fixed charges and preferred stock dividends	$96,085

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A)

(A)	For December 31, 2011, the ratio coverage was less than 1:1.

The Corporation would have to generate additional earnings of $95.4 million to achieve a ratio of 1:1 for the year ended December 31, 2011.